March 8, 2007

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, DC 20549

Re:  Form 10-KSB/A for Fiscal Year Ended
     December 31, 2005

     Filed January 31, 2007
     File No. 000-31683


Dear Ms. Jenkins,

Please find our responses to your comments set forth below:

1. Please amend your Form 10-KSB to include current certifications for both the principal executive officer and principal financial officer as required by Exchange Act Rule 15d-14 and Items 601(b)(31-32) of Regulation S-B.

We have amended the Form 10-KSB to include the above certifications.

We further acknowledge that:

     - The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     - Staff comments or changes to disclosure in response to staff comments to not foreclose the Commission from taking any action with respect to the filing; and
     - The Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Please do not hesitate to contact me on (646) 8258083 with any questions whatsoever.

Sincerely,

/s/  Albert Abdoulline
----------------------
Albert Abdoulline
CEO, CFO and Chairman